VIVO PARTICIPAÇÕES S.A. COMMUNICATES THE RESULTS OF THE SECOND AUCTION

FOR THE PLACEMENT INTO THE FREE FLOAT OF THE COMPANY OF THE REMAINING SHARES CORRESPONDING TO FRACTIONAL SHARES RESULTING FROM THE

CORPORATE RESTRUCTURING APPROVED AT THE EXTRAORDINARY

GENERAL SHAREHOLDERS’ MEETING ON FEBRUARY 22, 2006

VIVO - RESULTS OF THE AUCTION ON THE SÃO PAULO STOCK EXCHANGE (BOVESPA) ON APRIL 24, 2006 FOR THE SALE OF THE REMAINING FRACTIONAL SHARES NOT SOLD IN THE AUCTION ON APRIL 19, 2006

São Paulo, Brazil - April 24, 2006 - Vivo Participações S.A. (“VIVO”) (BOVESPA: VIVO3 (common), VIVO4 (preferred); NYSE: VIV), communicates below the total number of common shares and preferred shares sold in today’s auction on the São Paulo Stock Exchange (Bovespa), as well as the corresponding net amounts per share to be credited to shareholders pro rata for the fractions they held before the auction.

Auction of April 19, 2006

Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	310,366	310,344	11.91245
VIVO4	preferred shares	331,404	331,404	8.69780

Auction of April 24, 2006

Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	22	22	0.00089

Total

Symbol	Class	Number of Shares Offered	Number of Shares Sold	Net Amount Per Share Realized (1)
VIVO3	common shares	310,366	310,366	11.91334
VIVO4	preferred shares	331,404	331,404	8.69780

(1)	Amounts net of broker fees, settlement fees and other fees.

The proceeds of the sale of the common shares and preferred shares in the auctions will be made available to shareholders who have credits for fractional shares beginning on May 2, 2006, in the following manner:

(a) Shareholders whose shares are held in custody with Banco ABN Amro Real S.A. must present themselves at any branch of that institution to receive the amounts to which they may be entitled;

(b) The amounts to be paid to shareholders whose shares are held in custody with the Companhia Brasileira de Liquidação e Custódia—CBLC (the Brazilian Settlement and Custody Company) will be credited directly to that company, which will pass the amounts on to shareholders through the applicable custody agents; and

(c) For those shareholders whose shares are blocked or whose records are not updated, the amounts to which they may be entitled will be retained by VIVO and will be available for payment to those shareholders, which payment will be made upon presentation of the proper documents evidencing the unblocking of their shares and/or their identities, as the case may be, at any agency of Banco ABN Amro Real, the depositary institution for book-entry shares issued by VIVO.

São Paulo, April 24, 2006

Ernesto Gardelliano

Director of Investor Relations

Vivo Participações S.A.

www.vivo.com.br/ri

For more information, contact:

Charles Edwards Allen

Investor Relations Department

Tel.: +55 11 5105-1172

Email: ir@vivo.com.br

Notice: This Notice to the Market does not apply to holders of American Depositary Receipts (ADRs) or American Depositary Shares (ADSs) but applies to the sale of shares in the Brazilian market relating to fractional shares resulting from the application of the exchange ratio for the corporate restructuring of VIVO approved at the extraordinary general shareholders’ meeting on February 22, 2006. Investors in ADSs of VIVO and former investors in ADSs of Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A. are urged to read the Prospectus (which also serves as an information statement for holders of ADSs and U.S. holders of shares of VIVO), which is available. The Prospectus was filed with the SEC as part of a Registration Statement on Form F-4, as amended, of Telesp Celular Participações S.A. (“TCP”). Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP (now known as VIVO) with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from VIVO.